FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	November	………………………………………… ,	2019

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	November 13, 2019	By...../s/………Sachiho Tanino ……………
(Signature)*

Sachiho Tanino
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Quarterly Report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan For the third quarter ended September 30, 2019

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to

the Financial Instruments and Exchange Law of Japan

For the third quarter ended

September 30, 2019

CANON INC.

Tokyo, Japan

CONTENTS

			Page
I	Corporate Information

	(1)	Consolidated Financial Summary	2

	(2)	Description of Business	2

II	The Business

	(1)	Risk Factors	3

	(2)	Operating Results and Financial Conditions	3

	(3)	Significant Business Contracts Entered into in the Third quarter of Fiscal 2019	7

III	Company Information

	(1)	Shares	8

	(2)	Directors and Executive Officers	10

IV	Financial Statements

	(1)	Consolidated Financial Statements	11

	(2)	Other Information	48

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, foreign currency exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign currency exchange rate fluctuations; uncertainty as to economic conditions in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced, and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign currency exchange rates; disasters, outages or similar events; and inventory risk due to disruptions in supply chains and shifts in market demand.

I. Corporate Information

(1)	Consolidated Financial Summary

	Millions of yen (except per share amounts)
	Nine months ended September 30, 2019	Nine months ended September 30, 2018	Three months ended September 30, 2019	Three months ended September 30, 2018	Year ended December 31, 2018

Net sales	2,639,830	2,893,597	869,495	926,498	3,951,937

Income before income taxes	144,212	262,930	47,024	67,050	362,892

Net income attributable to Canon Inc.	92,349	181,041	26,522	46,258	252,755

Comprehensive income (loss)	19,899	157,295	(765)	107,612	143,373

Canon Inc. shareholders’ equity	-	-	2,615,820	2,842,891	2,827,602

Total equity	-	-	2,811,300	3,071,658	3,017,913

Total assets	-	-	4,800,408	5,003,247	4,899,465

Net income attributable to Canon Inc. shareholders per share:

Basic (yen)	86.16	167.67	24.93	42.84	234.09

Diluted (yen)	86.15	167.66	24.93	42.84	234.08

Canon Inc. shareholders’ equity to total assets (%)	-	-	54.5	56.8	57.7

Cash flows from operating activities	194,512	193,707	-	-	365,293

Cash flows from investing activities	(157,845)	(136,454)	-	-	(195,615)

Cash flows from financing activities	(96,438)	(235,294)	-	-	(354,830)

Cash and cash equivalents at end of period	-	-	448,315	535,234	520,645

Notes:

1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2.	Consumption tax is excluded from the stated amount of net sales.

(2)	Description of Business

Canon prepares quarterly consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial information presented in sections “II. The Business” is also in conformity with U.S.GAAP.

The Canon Group (consisting of the Company, 359 consolidated subsidiaries, and 8 affiliates accounted for using the equity method, as of September 30, 2019, collectively, the “Group”) is engaged in development, manufacturing, sales, and servicing activities in areas such as office, imaging systems, medical systems, and industrial equipment. No material change in Canon’s business has occurred during the nine months ended September 30, 2019.

No additions or removals of significant group entities have occurred during the nine months ended September 30, 2019.

II. The Business

(1)	Risk Factors

No material changes are recognized pursuant to the risk factors of Canon’s business indicated in the Annual Securities Report (Yukashoken Houkokusho) of the previous fiscal year.

(2)	Operating Results and Financial Conditions

Looking back at the global economy in the first nine months of 2019, the U.S. economy continued to grow supported by changes in monetary policy and strong employment conditions. However, signs of a slowdown were mounting, particularly for manufacturing industries. The European economy continued to slow down due to a delay in the recovery of exports, mainly in Germany, as well as the confusion surrounding the U.K.’s impending exit from the EU. The Chinese economy was lagging amid a slide in consumer spending as well as decreasing exports caused by prolonged trade friction with the United States. The economies of other emerging markets also slowed down, centered on countries that rely heavily on foreign demand. In Japan, while employment conditions continued to improve, the economy remained in a state of gradual recovery due mainly to worsening economic conditions for manufacturing industries. As a result, the global economy overall showed signs of a slowdown.

As for the markets in which Canon operates amid these conditions, demand for office multifunction devices (MFDs) remained at around the same level as the previous year, while demand for laser printers decreased due mainly to the economic slowdown in China. The market for cameras continued to contract and demand for inkjet printers decreased in each region except for Japan. The market for medical equipment recovered in Japan and demand grew moderately in other markets, mainly in developed countries. Within the Industry and Others sector, although customers continued to slow capital investments in industrial equipment, the market for network cameras enjoyed solid growth.

The average values of the yen during the third quarter and the first nine months of the year were ¥107.32 and ¥109.14 against the U.S. dollar, respectively, year-on-year appreciation of approximately ¥4 and the same level as the previous year, and ¥119.27 and ¥122.67 against the euro, respectively, year-on-year appreciation of approximately ¥10 and year-on-year appreciation of approximately ¥8.

(2)	Operating Results and Financial Conditions (continued)

[Third quarter results]

During the third quarter, overall unit sales of office MFDs decreased slightly compared with the same period of the previous year owing to the decrease of monochrome-model office MFDs. However, color-model office MFDs exceeded the growth of the market. Unit sales of laser printers decreased compared with the same period of the previous year, due to a slowdown in sales of low-speed models, although sales were strong for new models. While Canon has been working towards expanding sales of mirrorless cameras, unit sales of interchangeable-lens digital cameras decreased compared with the same period of the previous year amid the shrinking market for entry-class models. Looking at inkjet printers, overall unit sales decreased compared with the same period of the previous year due mainly to the slowdown in emerging markets. Sales of medical equipment increased compared with the same period of the previous year, due to solid overseas sales in Europe and some emerging countries, as well as expanded sales in Japan. For industrial equipment, sales of semiconductor lithography equipment and manufacturing equipment for organic LED (OLED) panels decreased compared with the same period of the previous year, due to the prolonged sluggishness of capital investments in semiconductor memory and small- and medium-size display panels. On the other hand, sales of network cameras increased steadily amid an expanding market. Under these conditions, third-quarter net sales decreased by 6.2% year on year to ¥869.5 billion. The gross profit ratio dropped by 1.3 points to 44.8% and gross profit decreased by 8.7% year on year to ¥389.9 billion due mainly to the negative effects of currency exchange rates. Operating expenses decreased by 2.0% year on year to ¥351.4 billion, thanks to efforts to thoroughly manage expenses as well as the positive effect of currency exchange rates. As a result, third-quarter operating profit decreased by 43.7% to ¥38.4 billion. Other income (deductions) increased by ¥9.9 billion, while income before income taxes decreased by 29.9% year on year to ¥47.0 billion and net income attributable to Canon Inc. decreased by 42.7% to ¥26.5 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥24.93 for the third quarter, a year-on-year decrease of ¥17.91.

[Nine-month results]

During the first nine months, overall unit sales of office MFDs increased slightly compared with the same period of the previous year owing to the increase of color-model office MFDs, although monochrome-model office MFDs decreased. Unit sales of laser printers decreased compared with the same period of the previous year, due to a slowdown in sales of low-speed models, although sales were strong for new models. While Canon has been working towards expanding sales of mirrorless cameras, unit sales of interchangeable-lens digital cameras decreased compared with the same period of the previous year amid the shrinking market for entry-class models. Looking at inkjet printers, overall unit sales decreased compared with the same period of the previous year due mainly to the slowdown in emerging markets. Sales of medical equipment increased compared with the same period of the previous year, due to solid overseas sales in Europe and some emerging countries, as well as expanded sales in Japan. For industrial equipment, sales of semiconductor lithography equipment and manufacturing equipment for organic LED (OLED) panels decreased compared with the same period of the previous year, due to the prolonged sluggishness of capital investments in semiconductor memory and small- and medium-size display panels. On the other hand, sales of network cameras increased steadily amid an expanding market. Under these conditions, net sales for the first nine months of the year decreased by 8.8% year on year to ¥2,639.8 billion. The gross profit ratio dropped by 1.5 points to 45.0% and gross profit decreased by 11.9% year on year to ¥1,186.6 billion due mainly to the negative effects of currency exchange rates. Operating expenses decreased by 3.5% year on year to ¥1,064.6 billion, thanks to efforts to thoroughly manage expenses as well as the positive effect of currency exchange rates. As a result, first nine months operating profit decreased by 49.9% to ¥122.0 billion. Other income (deductions) increased by ¥2.7 billion, while income before income taxes decreased by 45.2% year on year to ¥144.2 billion and net income attributable to Canon Inc. decreased by 49.0% to ¥92.3 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥86.16 for the first nine months, a year-on-year decrease of ¥81.51.

(2)	Operating Results and Financial Conditions (continued)

Looking at Canon’s first nine months performance by business unit, starting with the Office Business Unit, there was solid demand for new color models that feature enhanced security functions and the newly launched imagePRESS C910 series which targets the production printing market, although unit sales of monochrome-model office MFDs decreased due to the economic slowdown in emerging countries, overall unit sales of office MFDs increased slightly compared with the same period of the previous year. As for laser printers, although sales were strong for new models that achieve low power consumption, compact body designs and high productivity, unit sales of hardware decreased compared with the same period of the previous year due mainly to decreasing sales of low-speed models in emerging markets. Sales of consumables also decreased due mainly to the slowdown of the European economy. These factors resulted in total sales for the combined first nine months of the year totaled ¥1,267.3 billion, a year-on-year decrease of 5.1%, while income before income taxes totaled ¥132.4 billion, a year-on-year decrease of 20.4%.

Within the Imaging System Business Unit, unit sales of interchangeable-lens digital cameras decreased compared with the same period of previous year due to continuing market contraction, centered on entry-class models. However, unit sales of mirrorless cameras increased, owing to solid demand for new models equipped with full-frame sensors launched in the second half of the previous year as well as solid demand for affordably priced models. For inkjet printers, unit sales decreased overall compared with the same period of the previous year mainly due to the slowdown in emerging markets affected by the sluggish economy. As a result, sales for the combined first nine months of the year totaled ¥570.2 billion, a year-on-year decrease of 16.5%, while income before income taxes totaled ¥28.8 billion, a year-on-year decrease of 67.3%.

Within the Medical System Business Unit, sales of newly launched computed tomography (CT) systems and diagnostic ultrasound systems were strong amid the recovery of overall demand in Japan. Sales of CT systems intended to enhance the product line-up were strong in overseas markets, particularly in Europe. As a result, sales for the combined first nine months of the year totaled ¥328.5 billion, a year-on-year increase of 2.9%, while, mainly due to a decrease in both sales and profit for the first quarter, income before income taxes totaled ¥19.5 billion, a year-on-year decrease of 5.1%.

For the Industry and Others Business Unit, although investments in semiconductor lithography equipment for image sensors were strong, investments for memory devices remained at a low level. Sales of FPD lithography equipment and OLED panel manufacturing equipment decreased compared with the same period of the previous year due to the continued restraint of investments in the smartphone market. Sales of network cameras were strong, particularly for Axis, amid increasing market demand due to diversifying market needs and replacement demand. Consequently, sales for the combined first nine months of the year totaled ¥545.1 billion, a year-on-year decrease of 14.1%, while income before income taxes totaled ¥14.8 billion, a year-on-year decrease of 69.4%.

Financial Conditions

Total assets decreased by ¥99.1 billion to ¥4,800.4 billion at September 30, 2019, compared to the end of previous year, mainly due to the decrease of cash and cash equivalents and trade receivables, although operating lease right-of-use assets increased due to applying the new accounting standard. Total liabilities increased by ¥107.6 billion to ¥1,989.1 billion at September 30, 2019, compared to the end of previous year, mainly due to the increase of current and noncurrent operating lease liabilities to apply the new accounting standard same as total assets and the increase of short-term loans and current portion of long-term debt, although trade payables and accrued pension and severance cost decreased. Total equity decreased by ¥206.6 billion to ¥2,811.3 billion at September 30, 2019, compared to the end of previous year, mainly due to the dividends to Canon Inc. shareholders, the repurchasing of treasury stock and the increase of accumulated other comprehensive loss resulting from the appreciation of the yen.

(2)	Operating Results and Financial Conditions (continued)

Cash Flows

During the first nine months of 2019, cash flow from operating activities totaled ¥194.5 billion, an increase of ¥0.8 billion compared with the same period of the previous year, owing mainly to improvements in working capital, despite a decrease of profit. Cash flow used in investing activities increased by ¥21.4 billion year on year to ¥157.8 billion mainly due to an increase in investment in production equipment. Accordingly, free cash flow totaled positive ¥36.7 billion, a decrease of ¥20.6 billion compared with the same period of the previous year.

Despite an increase of short-term loans, cash flow used in financing activities recorded an outlay of ¥96.4 billion, mainly owing to the dividend payout and the repurchasing of treasury stock.

Owing to these factors, as well as the impact from foreign currency translation adjustments, cash and cash equivalents decreased by ¥72.3 billion to ¥448.3 billion from the end of the previous year.

Non-GAAP Financial Measures

We have reported our financial results in accordance with U.S. GAAP. In addition, we have discussed our results using “free cash flow,” which is a non-GAAP measure.

We believe this measure, which takes into consideration the Company’s operating and investing activities, is beneficial to an investor’s understanding of Canon’s current liquidity and the alternatives of use in financing activities.

A reconciliation of this non-GAAP financial measure and the most directly comparable measures calculated and presented in accordance with U.S. GAAP are set forth on the following table.

Billions of yen
Nine months ended September 30, 2019
Net cash provided by operating activities	194.5

Net cash used in investing activities	(157.8)

Free cash flow	36.7

(2)	Operating Results and Financial Conditions (continued)

Management Issues to be Addressed

No material changes or issues with respect to business operations and finances have occurred during the nine months ended September 30, 2019.

Research and Development Expenses

Canon’s research and development expenses for the nine months ended September 30, 2019 totaled ¥222.2 billion.

Property, Plant and Equipment

(1)    Major Property, Plant and Equipment

There were no significant changes to the status of existing major property, plant and equipment during the nine months ended September 30, 2019.

(2)    Prospect of Capital Investment in the first nine months of Fiscal 2019

The new construction of property, plant and equipment, which had been in progress as of December 31, 2018 and was completed during the first nine months of 2019, is as follows:

Name and location	Principal activities and products manufactured	Date of completion
Miyazaki Canon Inc., Miyazaki, Japan	New production base* (Imaging System Business Unit) *Leased to Miyazaki Canon Inc., a wholly-owned subsidiary, by the Company	April 2019

There were no significant changes in the plans relevant to the retirement of property, plant and equipment during the nine months ended September 30, 2019. Moreover, there were no significant additional plans for new construction or retirement of property, plant and equipment during the nine months ended September 30, 2019.

(3)	Significant Business Contracts Entered into in the Third quarter of Fiscal 2019

No material contracts were entered into during the three months ended September 30, 2019.

III. Company Information

(1)	Shares

Total number of authorized shares is 3,000,000,000 shares. The common stock of Canon is listed on the Tokyo, Nagoya, Fukuoka, Sapporo and New York Stock Exchanges. Total issued shares are as follows:

As of September 30, 2019

Total number of issued shares	1,333,763,464

Stock Acquisition Rights

(1)    Stock options

Not applicable.

(2)    Other stock acquisition rights

Not applicable.

Exercise status of bonds with share subscription rights containing an adjustable exercise price clause

Not applicable.

Change in Issued Shares, Common Stock and Additional Paid in Capital

	Change during this term	As of September 30, 2019
Issued Shares (Number of shares)	-	1,333,763,464
Common Stock (Millions of yen)	-	174,762
Additional Paid-in Capital (Millions of yen)	-	306,288

Major Shareholders

Not applicable.

(1)	Shares (continued)

Voting Rights

The information provided below is based on the latest register of shareholders as of June 30, 2019.

	As of June 30, 2019

Classification	Number of shares (shares)	Number of voting rights (units)

Shares without voting rights	-	-

Shares with restricted voting rights (Treasury stock, etc.)	-	-

Shares with restricted voting rights (Others)	-	-

Shares with full voting rights (Treasury stock, etc.)	(treasury stock) 269,926,500	-

Shares with full voting rights (Others)	1,062,461,000	10,624,610

Fractional unit shares (Note)	1,375,964	-

Total number of issued shares	1,333,763,464	-

Total voting rights held by all shareholders	-	10,624,610

Note:

In “Fractional unit shares” under “Number of shares,” 68 shares of treasury stock are included.

Treasury Stock, etc.

	Number of shares owned	Number of shares owned /
	(Number of shares)	Number of shares issued

Canon Inc.	269,926,500	20.24%

Total	269,926,500	20.24%

(2)	Directors and Executive Officers

There were no changes in members and functions of directors and auditors between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2018 and the end of this quarter.

There were no changes in members of executive officers between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2018 and the end of this quarter.

Changes in functions of executive officers are below:

Masanori Yamada	(Managing Executive Officer: Chief Executive of Image Solutions Business Operations, Chief of Rugby World Cup/Olympic and Paralympic Project, Chief of IR/MICE Business Project)

Shunsuke Inoue	(Managing Executive Officer: Group Executive of R&D Headquarters)

Ritsuo Mashiko	(Executive Officer: President of Oita Canon Inc., President of Miyazaki Canon Inc.)

Hideto Kohtani	(Executive Officer: Deputy Group Executive of Image Solutions Business Group 1)

Takeshi Ichikawa	(Executive Officer: Group Executive of Device Technology Development Headquarters)

Hiroto Okawara	(Executive Officer: Deputy Group Executive of Image Solutions Business Group 2)

The Number of Directors and Executive Officers by Gender

Males: 49, Females: 2 (Females account for 3.9% of the total.)

Based on the number of Directors and Executive Officers as of September 30, 2019.

IV.  Financial Statements (Unaudited)

(1)	Consolidated Financial Statements

Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	Millions of yen
	September 30, 2019	December 31, 2018
Assets
Current assets:
Cash and cash equivalents (Notes 17 and 18)	448,315	520,645
Short-term investments (Notes 2 and 17)	1,743	956
Trade receivables, net (Note 3)	515,702	612,953
Inventories (Note 4)	634,292	611,281
Prepaid expenses and other current assets (Notes 6,11,13 and 17)	304,164	304,346

Total current assets	1,904,216	2,050,181

Noncurrent receivables (Note 15)	16,879	18,230
Investments (Notes 2 and 17)	47,252	42,556
Property, plant and equipment, net (Note 5)	1,081,714	1,090,992
Operating lease right-of-use assets (Note 14)	114,530	-
Intangible assets, net	351,070	391,021
Goodwill	873,855	908,511
Other assets (Note 6)	410,892	397,974

Total assets	4,800,408	4,899,465

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (Continued)

	Millions of yen
	September 30, 2019	December 31, 2018
Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt (Notes 8 and 16)	169,682	38,527
Trade payables (Note 7)	315,578	352,489
Accrued income taxes	24,050	41,264
Accrued expenses (Note 15)	316,883	321,137
Current operating lease liabilities (Note 14)	30,198	-
Other current liabilities (Notes 11,13 and 17)	221,581	276,237

Total current liabilities	1,077,972	1,029,654

Long-term debt, excluding current installments (Notes 8 and 16)	363,377	361,962
Accrued pension and severance cost	360,127	382,789
Noncurrent operating lease liabilities (Note 14)	84,288	-
Other noncurrent liabilities	103,344	107,147

Total liabilities	1,989,108	1,881,552

Commitments and contingent liabilities (Note 15)

Equity:
Canon Inc. shareholders’ equity (Note 9):
Common stock	174,762	174,762
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,763,464)	(1,333,763,464)
Additional paid-in capital	404,641	404,389
Legal reserve	67,499	67,116
Retained earnings	3,429,510	3,508,908
Accumulated other comprehensive income (loss) (Note 10)	(352,099)	(269,071)
Treasury stock, at cost	(1,108,493)	(1,058,502)
(Number of shares)	(269,927,942)	(254,013,641)

Total Canon Inc. shareholders’ equity	2,615,820	2,827,602
Noncontrolling interests (Note 9)	195,480	190,311

Total equity (Note 9)	2,811,300	3,017,913

Total liabilities and equity	4,800,408	4,899,465

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income
	Millions of yen
	Nine months ended September 30, 2019	Nine months ended September 30, 2018

Net sales (Notes 6 and 13):
Products and Equipment	2,073,513	2,327,760
Services	566,317	565,837

	2,639,830	2,893,597

Cost of sales (Notes 14 and 18):
Products and Equipment	1,186,410	1,281,157
Services	266,782	266,163

	1,453,192	1,547,320

Gross profit	1,186,638	1,346,277

Operating expenses:
Selling, general and administrative expenses (Notes 14 and 18)	842,451	870,347
Research and development expenses	222,189	232,556

	1,064,640	1,102,903

Operating profit	121,998	243,374

Other income (deductions):
Interest and dividend income	4,266	5,430
Interest expense	(811)	(653)
Other, net (Notes 2,10,13 and 18)	18,759	14,779

	22,214	19,556

Income before income taxes	144,212	262,930

Income taxes	41,332	71,946

Consolidated net income	102,880	190,984

Less: Net income attributable to noncontrolling interests	10,531	9,943

Net income attributable to Canon Inc.	92,349	181,041

	Yen	Yen

Net income attributable to Canon Inc. shareholders per share (Note 12):
Basic	86.16	167.67
Diluted	86.15	167.66
Cash dividends per share	80.00	80.00

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Comprehensive Income
	Millions of yen
	Nine months ended September 30, 2019	Nine months ended September 30, 2018

Consolidated net income	102,880	190,984
Other comprehensive income (loss), net of tax (Note 10):
Foreign currency translation adjustments	(86,203)	(35,328)
Net unrealized gains and losses on securities	-	(141)
Net gains and losses on derivative instruments	(305)	(670)
Pension liability adjustments	3,527	2,450

	(82,981)	(33,689)

Comprehensive income (loss) (Note 9)	19,899	157,295
Less: Comprehensive income (loss) attributable to noncontrolling interests	10,456	6,980

Comprehensive income (loss) attributable to Canon Inc.	9,443	150,315

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Three months ended September 30, 2019	Three months ended September 30, 2018

Net sales (Notes 6 and 13):
Products and Equipment	685,079	740,003
Services	184,416	186,495

	869,495	926,498

Cost of sales (Notes 14 and 18):
Products and Equipment	395,926	412,541
Services	83,693	86,925

	479,619	499,466

Gross profit	389,876	427,032

Operating expenses:
Selling, general and administrative expenses (Notes 14 and 18)	277,624	281,302
Research and development expenses	73,807	77,402

	351,431	358,704

Operating profit	38,445	68,328

Other income (deductions):
Interest and dividend income	1,349	1,935
Interest expense	(275)	(239)
Other, net (Notes 2,10,13 and 18)	7,505	(2,974)

	8,579	(1,278)

Income before income taxes	47,024	67,050

Income taxes	16,202	17,114

Consolidated net income	30,822	49,936

Less: Net income attributable to noncontrolling interests	4,300	3,678

Net income attributable to Canon Inc.	26,522	46,258

	Yen	Yen
Net income attributable to Canon Inc. shareholders per share (Note 12):
Basic	24.93	42.84
Diluted	24.93	42.84

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Comprehensive Income

	Millions of yen
	Three months ended September 30, 2019	Three months ended September 30, 2018

Consolidated net income	30,822	49,936
Other comprehensive income (loss), net of tax (Note 10):
Foreign currency translation adjustments	(32,032)	55,307
Net unrealized gains and losses on securities	-	-
Net gains and losses on derivative instruments	(405)	(300)
Pension liability adjustments	850	2,669

	(31,587)	57,676

Comprehensive income (loss) (Note 9)	(765)	107,612
Less: Comprehensive income (loss) attributable to noncontrolling interests	4,314	6,008

Comprehensive income (loss) attributable to Canon Inc.	(5,079)	101,604

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Millions of yen
	Nine months ended September 30, 2019	Nine months ended September 30, 2018
Cash flows from operating activities:
Consolidated net income	102,880	190,984
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	178,514	185,921
Loss on disposal of fixed assets	4,271	3,136
Deferred income taxes	(8,504)	(11,173)
Decrease in trade receivables	76,967	26,609
Increase in inventories	(42,366)	(98,084)
Decrease in trade payables	(28,295)	(64)
Decrease in accrued income taxes	(16,501)	(48,456)
Increase in accrued expenses	8,892	6,788
Decrease in accrued (prepaid) pension and severance cost	(8,515)	(15,752)
Other, net	(72,831)	(46,202)

Net cash provided by operating activities	194,512	193,707

Cash flows from investing activities:
Purchases of fixed assets	(151,941)	(131,899)
Proceeds from sale of fixed assets	120	8,556
Purchases of securities	(4,228)	(2,075)
Proceeds from sale and maturity of securities	761	1,485
(Increase) decrease in time deposits, net	(1,516)	550
Acquisitions of businesses, net of cash acquired	(1,716)	(13,346)
Other, net	675	275

Net cash used in investing activities	(157,845)	(136,454)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	-	211
Repayments of long-term debt	(2,410)	(54,828)
Increase in short-term loans, net (Note 8)	132,657	1,172
Dividends paid	(171,487)	(178,159)
Repurchases and reissuance of treasury stock, net	(50,003)	(15)
Other, net	(5,195)	(3,675)

Net cash used in financing activities	(96,438)	(235,294)

Effect of exchange rate changes on cash and cash equivalents	(12,559)	(8,539)

Net change in cash and cash equivalents	(72,330)	(186,580)
Cash and cash equivalents at beginning of period	520,645	721,814

Cash and cash equivalents at end of period	448,315	535,234

Supplemental disclosure for cash flow information:
Cash paid during the period for:
Interest	639	630
Income taxes	75,193	123,331

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) were traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared its annual consolidated financial statements in accordance with U.S. GAAP and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

Canon’s quarterly consolidated financial statements are prepared in accordance with the recognition and measurement criteria of accounting principles generally accepted in the United States. Certain disclosures have been omitted.

The number of consolidated subsidiaries and affiliated companies that were accounted for by the equity method as of September 30, 2019 and December 31, 2018 are summarized as follows:

	September 30, 2019	December 31, 2018
Consolidated subsidiaries	359	379
Affiliated companies	8	8

Total	367	387

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries. All significant intercompany balances and transactions have been eliminated.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(1)	Basis of Presentation and Significant Accounting Policies (continued)

(c)	Recent Accounting Guidance

Recently adopted accounting guidance

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, Leases (Topic 842) Section A – Leases: Amendments to the FASB Accounting Standards Codification, which requires lessees to recognize most leases on their balance sheets but recognize expenses on their income statements in a manner similar to the previous guidance. For lessors, the standard modifies the classification criteria and the accounting for sales-type and direct financing leases. The FASB also modified the definition of a lease. Additionally, this guidance expands the qualitative and quantitative disclosures related to leases. This guidance is effective for annual reporting periods beginning after December 15, 2018. Canon applied the guidance from the quarter beginning January 1, 2019. Canon applied the package of practical expedients that allows it not to reassess whether any existing contracts at or expired contracts prior to the adoption date are or contain leases, lease classification and whether initial direct costs qualify for capitalization, in addition to the short term lease exception. Canon also adopted the transition method for which no restatement of comparative periods and no reassessment of land easements not previously accounted for as a lease that existed at or expired prior to the adoption date are required. The right of use assets for operating leases recognized at January 1, 2019 was ¥125,649 million. The corresponding lease liabilities were also recognized. The adoption of this guidance did not have a material impact on its consolidated results of operation. For further information, please refer to Notes 6 and 14.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which amends existing guidance to simplify the application of the hedge accounting in certain situations and enables an entity to better portray the economic results of an entity’s risk management activities in its financial statements. This guidance eliminates the requirement to separately measure and report hedge ineffectiveness, and requires an entity to present the earnings effect of the hedging instrument in the same income statement line item in which the earnings effect of the hedged item is reported. Canon adopted this guidance from the quarter beginning January 1, 2019 with the modified retrospective method through a cumulative effect adjustment directly to retained earnings as of the beginning of the period. Gains and losses resulting from derivative financial instruments designated as cash flow hedges associated with forecasted intercompany sales, which were previously included in other income (deductions) in the consolidated statements of income, are included in net sales after the adoption of this guidance. The adoption of this guidance did not have a material impact on its consolidated results of operation and financial condition.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)	Investments

The unrealized and realized gains and losses related to equity securities for the nine months and three months ended September 30, 2019 and 2018 are as follows:

	Millions of yen
	Nine months ended September 30, 2019	Nine months ended September 30, 2018
Net gains and (losses) recognized during the period on equity securities	2,023	780
Less: Net gains and (losses) recognized during the period on equity securities sold during the period	(17)	675

Unrealized gains and (losses) recognized during the period on equity securities still held at September 30.	2,040	105

	Millions of yen
	Three months ended September 30, 2019	Three months ended September 30, 2018
Net gains and (losses) recognized during the period on equity securities	1,849	(1,604)
Less: Net gains and (losses) recognized during the period on equity securities sold during the period	34	103

Unrealized gains and (losses) recognized during the period on equity securities still held at September 30.	1,815	(1,707)

The carrying amount of non-marketable equity securities without readily determinable fair value totaled ¥8,031 million and ¥4,629 million at September 30, 2019 and December 31, 2018, respectively. The impairment or other adjustments resulting from observable price changes recorded during the nine months ended September 30, 2019 and 2018 were not significant.

There were no available-for-sale debt securities included in short-term investments and investments at September 30, 2019. The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale debt securities included in short-term investments and investments by major security type were not significant at December 31, 2018.

The unrealized and realized gains and losses related to available-for-sale debt securities were not significant for the nine months and three months ended September 30, 2019 and 2018, respectively.

Time deposits with original maturities of more than three months are ¥1,743 million and ¥326 million at September 30, 2019 and December 31, 2018, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(3)	Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
	September 30, 2019	December 31, 2018
Notes	26,023	29,878
Accounts	499,510	594,552
Less allowance for doubtful receivables	(9,831)	(11,477)

	515,702	612,953

(4)	Inventories

Inventories are summarized as follows:

	Millions of yen
	September 30, 2019	December 31, 2018
Finished goods	401,183	393,820
Work in process	182,603	165,003
Raw materials	50,506	52,458

	634,292	611,281

(5)	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	September 30, 2019	December 31, 2018
Land	272,198	272,443
Buildings	1,640,521	1,629,683
Machinery and equipment	1,789,474	1,789,226
Construction in progress	72,336	67,045
Finance lease right-of-use assets	4,900	4,517

	3,779,429	3,762,914
Less accumulated depreciation	(2,697,715)	(2,671,922)

	1,081,714	1,090,992

Fixed assets presented in the consolidated statements of cash flows includes property, plant and equipment and intangible assets.

After the adoption of ASU No. 2016-02 from the beginning of the first quarter of 2019, Canon has reclassified finance lease assets from buildings and machinery and equipment to finance lease right-of-use assets. Finance lease assets at December 31, 2018 also have been reclassified.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(6)	Lessor Accounting

Canon provides leasing arrangement to its customers primarily for the sales of office products. Revenue from the sale of these products under sales-type leases is recognized at the inception of the lease. Interest income on sales-type leases and direct-financing leases is recognized over the life of each respective lease using the interest method. Leases not qualifying as sales-type leases or direct-financing leases are accounted for as operating leases and related revenue is recognized ratably over the lease term. When product leases are bundled with maintenance contracts, revenue is allocated based upon the estimated standalone selling prices of the lease and non-lease components. Lease components generally include product and financing while non-lease components generally consist of maintenance contracts and supplies.

Some of the contracts include options to extend or to terminate the lease. Canon takes such options into account to determine the lease term when it is reasonably certain that it will exercise these options. The majority of Canon’s lease contracts do not contain bargain purchase options for their customers.

Lease income is included in Products and Equipment sales in the accompanying consolidated statement of income. Supplemental income statement information is as follows:

	Millions of yen
	Nine months ended September 30, 2019	Three months ended September 30, 2019
Lease income - sales-type and direct financing leases

Revenue at lease commencement	83,721	28,353
Interest income on lease receivables	15,225	5,077

Sales-type and direct financing leases income total	98,946	33,430

Lease income – operating leases	18,560	6,378

Variable lease income	4,750	1,579

Total lease income	122,256	41,387

Allowance for Credit Losses

Finance receivables represent financing leases which consist of sales-type leases and direct financing leases resulting from the sales of Canon’s and complementary third-party products. These receivables typically have terms ranging from 1 year to 7 years. Finance receivables are ¥339,589 million and ¥331,011 million at September 30, 2019 and December 31, 2018, respectively.

The activities in the allowance for credit losses are as follows:

	Millions of yen
	Nine months ended September 30, 2019	Nine months ended September 30, 2018
Balance at beginning of period	2,675	2,681
Charge-offs	(1,033)	(929)
Provision	767	738
Translation adjustments and other	50	306

Balance at end of period	2,459	2,796

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(6)	Lessor Accounting (continued)

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables is evaluated collectively based on historical experience of credit losses. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due or individually evaluated for impairment at September 30, 2019 and December 31, 2018 are not significant.

Canon has a syndication arrangement to sell its entire interests in finance receivables to a third-party financial institution. The transactions under the arrangement are accounted for as sales in accordance with ASC 860 “Transfers and Servicing.” There were no significant transfers of finance receivables for the nine months ended September 30, 2019 and 2018. The amount remained uncollected was ¥17,926 million and ¥22,956 million at September 30, 2019 and December 31, 2018, respectively. Canon continues to provide collection and administrative services for the financial institution. The amount associated with the servicing liability measured at fair value was not material at September 30, 2019 and December 31, 2018, respectively. Canon also retains limited recourse obligations which cover credit defaults. The recourse obligation was not material at September 30, 2019 and December 31, 2018, respectively.

(7)	Trade Payables

Trade payables are summarized as follows:

	Millions of yen
	September 30, 2019	December 31, 2018
Notes	57,534	68,140
Accounts	258,044	284,349

	315,578	352,489

(8)	Short-Term Loans and Long-Term Debt

Short-term loans consisting of bank borrowings at September 30, 2019 and December 31, 2018 were ¥168,473 million and ¥35,887 million, respectively.

Canon has revolving credit facilities expiring in December 2021. The outstanding loans under the credit facilities are ¥360,000 million at a floating interest of 0.09%, are included in long-term debt, excluding current installments in the consolidated balance sheets. Canon has no unused credit facilities as of September 30, 2019.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Equity

The changes in the carrying amounts of total equity, equity attributable to Canon Inc. shareholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the nine months ended September 30, 2019 and 2018 are as follows:

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity

Balance at December 31, 2018	174,762	404,389	67,116	3,508,908	(269,071)	(1,058,502)	2,827,602	190,311	3,017,913

Cumulative effects of accounting standard update—adoption of ASU No.2017-12				122	(122)		-	-	-

Equity transactions with noncontrolling interests and other		265					265	270	535

Dividends to Canon Inc. shareholders				(171,487)			(171,487)		(171,487)

Dividends to noncontrolling interests								(5,557)	(5,557)

Transfer to legal reserve			383	(383)			-		-

Comprehensive income:

Net income				92,349			92,349	10,531	102,880

Other comprehensive income (loss), net of tax

Foreign currency translation adjustments					(85,782)		(85,782)	(421)	(86,203)

Net unrealized gains and losses on securities					-		-	-	-

Net gains and losses on derivative instruments					(305)		(305)	-	(305)

Pension liability adjustments					3,181		3,181	346	3,527

Total comprehensive income (loss)							9,443	10,456	19,899

Repurchases and reissuance of treasury stock		(13)		1		(49,991)	(50,003)		(50,003)

Balance at September 30, 2019	174,762	404,641	67,499	3,429,510	(352,099)	(1,108,493)	2,615,820	195,480	2,811,300

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity

Balance at December 31, 2017	174,762	401,386	66,879	3,429,312	(143,228)	(1,058,481)	2,870,630	225,545	3,096,175

Cumulative effects of accounting standard update—adoption of ASU No.2014-09				(106)			(106)	(76)	(182)

Cumulative effects of accounting standard update—adoption of ASU No. 2016-01				5,343	(5,343)		-	-	-

Equity transactions with noncontrolling interests and other		226					226	1,771	1,997

Dividends to Canon Inc. shareholders				(178,159)			(178,159)		(178,159)

Dividends to noncontrolling interests								(5,453)	(5,453)

Transfer to legal reserve			219	(219)			-		-

Comprehensive income:

Net income				181,041			181,041	9,943	190,984

Other comprehensive income (loss), net of tax

Foreign currency translation adjustments					(32,318)		(32,318)	(3,010)	(35,328)

Net unrealized gains and losses on securities					(141)		(141)	-	(141)

Net gains and losses on derivative instruments					(679)		(679)	9	(670)

Pension liability adjustments					2,412		2,412	38	2,450

Total comprehensive income (loss)							150,315	6,980	157,295

Repurchases and reissuance of treasury stock						(15)	(15)		(15)

Balance at September 30, 2018	174,762	401,612	67,098	3,437,212	(179,297)	(1,058,496)	2,842,891	228,767	3,071,658

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Equity (continued)

The changes in the carrying amounts of total equity, equity attributable to Canon Inc. shareholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the three months ended September 30, 2019 and 2018 are as follows:

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity

Balance at June 30, 2019	174,762	404,641	67,477	3,488,111	(320,498)	(1,108,490)	2,706,003	193,863	2,899,866

Equity transactions with noncontrolling interests and other								(129)	(129)

Dividends to Canon Inc. shareholders				(85,107)			(85,107)		(85,107)

Dividends to noncontrolling interests								(2,568)	(2,568)

Transfer to legal reserve			22	(22)			-		-

Comprehensive income:

Net income				26,522			26,522	4,300	30,822

Other comprehensive income(loss), net of tax

Foreign currency translation adjustments					(31,939)		(31,939)	(93)	(32,032)

Net unrealized gains and losses on securities					-		-	-	-

Net gains and losses on derivative instruments					(405)		(405)	-	(405)

Pension liability adjustments					743		743	107	850

Total comprehensive income (loss)							(5,079)	4,314	(765)

Repurchases and reissuance of treasury stock				6		(3)	3		3

Balance at September 30, 2019	174,762	404,641	67,499	3,429,510	(352,099)	(1,108,493)	2,615,820	195,480	2,811,300

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity

Balance at June 30, 2018	174,762	401,612	67,098	3,477,334	(234,643)	(1,058,492)	2,827,671	224,586	3,052,257

Equity transactions with noncontrolling interests and other								414	414

Dividends to Canon Inc. shareholders				(86,380)			(86,380)		(86,380)

Dividends to noncontrolling interests								(2,241)	(2,241)

Transfer to legal reserve							-		-

Comprehensive income:

Net income				46,258			46,258	3,678	49,936

Other comprehensive income(loss), net of tax

Foreign currency translation adjustments					53,016		53,016	2,291	55,307

Net unrealized gains and losses on securities					-		-	-	-

Net gains and losses on derivative instruments					(313)		(313)	13	(300)

Pension liability adjustments					2,643		2,643	26	2,669

Total comprehensive income (loss)							101,604	6,008	107,612

Repurchases and reissuance of treasury stock						(4)	(4)		(4)

Balance at September 30, 2018	174,762	401,612	67,098	3,437,212	(179,297)	(1,058,496)	2,842,891	228,767	3,071,658

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the nine months ended September 30, 2019 and 2018 are as follows:

	Millions of yen
	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2018	(63,815)	-	308	(205,564)	(269,071)
Cumulative effects of accounting standard update—adoption of ASU No. 2017-12*	-	-	(122)	-	(122)
Other comprehensive income (loss) before reclassifications	(85,660)	-	(615)	(616)	(86,891)
Amounts reclassified from accumulated other comprehensive income (loss)	(122)	-	310	3,797	3,985

Net change during the period	(85,782)	-	(305)	3,181	(82,906)

Balance at September 30, 2019	(149,597)	-	(119)	(202,383)	(352,099)

* Represents the impact of adopting the new accounting standard related to financial instruments. Please refer to Note 1(c) for more detailed information.

	Millions of yen
	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2017	30,208	5,484	(180)	(178,740)	(143,228)
Cumulative effects of accounting standard update—adoption of ASU No. 2016-01	-	(5,343)	-	-	(5,343)
Other comprehensive income (loss) before reclassifications	(32,318)	-	(438)	191	(32,565)
Amounts reclassified from accumulated other comprehensive income (loss)	-	(141)	(241)	2,221	1,839

Net change during the period	(32,318)	(141)	(679)	2,412	(30,726)

Balance at September 30, 2018	(2,110)	-	(859)	(176,328)	(179,297)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the nine months ended September 30, 2019 and 2018 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss) *1
	Nine months ended September 30, 2019	Nine months ended September 30, 2018	Affected line items in consolidated statements of income
Foreign currency translation adjustments	(154)	-	Other, net
	32	-	Income taxes

	(122)	-	Consolidated net income
	-	-	Net income attributable to noncontrolling interests

	(122)	-	Net income attributable to Canon Inc.

Unrealized gains and losses on securities	-	(178)	Other, net
	-	37	Income taxes

	-	(141)	Consolidated net income
	-	-	Net income attributable to noncontrolling interests

	-	(141)	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	264	(338)	*2
	42	111	Income taxes

	306	(227)	Consolidated net income
	4	(14)	Net income attributable to noncontrolling interests

	310	(241)	Net income attributable to Canon Inc.

Pension liability adjustments	5,591	2,816	Other, net
	(1,537)	(508)	Income taxes

	4,054	2,308	Consolidated net income
	(257)	(87)	Net income attributable to noncontrolling interests

	3,797	2,221	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	3,985	1,839

*1 Amounts in parentheses indicate gains in consolidated statements of income.

*2 After the adoption of ASU No 2017-12, gains and losses on derivative are reclassified into net sales, which had been classified into other, net. Please refer to Notes 1(c) and 13 for more detailed information.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the three months ended September 30, 2019 and 2018 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss) *1
	Three months ended September 30, 2019	Three months ended September 30, 2018	Affected line items in consolidated statements of income
Foreign currency translation adjustments	(154)	-	Other, net
	32	-	Income taxes

	(122)	-	Consolidated net income
	-	-	Net income attributable to noncontrolling interests

	(122)	-	Net income attributable to Canon Inc.

Unrealized gains and losses on securities	-	-	Other, net
	-	-	Income taxes

	-	-	Consolidated net income
	-	-	Net income attributable to noncontrolling interests

	-	-	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	(137)	440	*2
	83	(112)	Income taxes

	(54)	328	Consolidated net income
	1	(5)	Net income attributable to noncontrolling interests

	(53)	323	Net income attributable to Canon Inc.

Pension liability adjustments	1,174	1,585	Other, net
	(329)	(303)	Income taxes

	845	1,282	Consolidated net income
	(67)	(28)	Net income attributable to noncontrolling interests

	778	1,254	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	603	1,577

*1 Amounts in parentheses indicate gains in consolidated statements of income.

*2 After the adoption of ASU No 2017-12, gains and losses on derivative are reclassified into net sales, which had been classified into other, net. Please refer to Notes 1(c) and 13 for more detailed information.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)	Revenue

Canon records contract assets primarily for unbilled receivables mainly arising from services contracts for office products. Contract assets are recorded in prepaid expenses and other current assets in the consolidated balance sheet. The balances of the contract assets at September 30, 2019 and December 31, 2018 were ¥47,012 million and ¥50,799 million respectively.

Canon typically bills the customer when the performance obligation is satisfied and collects the payment in a relatively short term except for certain maintenance service of office and medical products and certain industrial equipment for which Canon occasionally receives the payment in advance from customers. The amount received in excess of revenue recognized is recognized as deferred revenue until the performance obligation for distinct goods or services are satisfied. Deferred revenue at September 30, 2019 and December 31, 2018 was ¥110,178 million and ¥123,686 million, respectively, and is included in other current liabilities in the accompanying consolidated balance sheets. Revenue recognized for the nine months ended September 30, 2019, which had been included in the deferred revenue balance at December 31, 2018, was ¥80,371 million.

Remaining performance obligations for products and equipment at September 30, 2019 primarily arise from the sales of certain industrial equipment, amounting to ¥103,770 million, 81% of which is expected to be recognized as revenue within one year and the remaining 19% to be recognized within 2 years. Disclosure of remaining performance obligations is not required for the majority of service contracts since the revenue is recognized on an as billed basis applying the right to invoice practical expedient or is generated from contracts with an original expected duration of less than one year. The portion of revenue from fixed maintenance service contract for office and medical products with original expected duration of more than one year is approximately 11% of total service revenue and the average remaining period for these fixed contracts as of September 30, 2019 is approximately 2 years.

Disaggregated revenue by business unit, product and geographic area are described in Note 19.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Net Income Attributable to Canon Inc. Shareholders per Share

Reconciliations of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations for the nine months ended September 30, 2019 and 2018 are as follows:

	Millions of yen
	Nine months ended September 30, 2019	Nine months ended September 30, 2018
Net income attributable to Canon Inc.	92,349	181,041

	Number of shares
	Nine months ended September 30, 2019	Nine months ended September 30, 2018
Average common shares outstanding	1,071,793,333	1,079,753,738
Effect of dilutive securities:
Stock options	148,985	41,100

Diluted common shares outstanding	1,071,942,318	1,079,794,838

	Yen
	Nine months ended September 30, 2019	Nine months ended September 30, 2018
Net income attributable to Canon Inc. shareholders per share:
Basic	86.16	167.67
Diluted	86.15	167.66

Reconciliations of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations for the three months ended September 30, 2019 and 2018 are as follows:

	Millions of yen
	Three months ended September 30, 2019	Three months ended September 30, 2018
Net income attributable to Canon Inc.	26,522	46,258

	Number of shares
	Three months ended September 30, 2019	Three months ended September 30, 2018
Average common shares outstanding	1,063,836,218	1,079,752,655
Effect of dilutive securities:
Stock options	185,736	73,979

Diluted common shares outstanding	1,064,021,954	1,079,826,634

	Yen
	Three months ended September 30, 2019	Three months ended September 30, 2018
Net income attributable to Canon Inc. shareholders per share:
Basic	24.93	42.84
Diluted	24.93	42.84

During the nine and three months ended September 30, 2019 and 2018, there were dilutive effects from the stock options granted by the Company.

In addition, the dilutive securities of the Company’s subsidiaries have a dilutive effect to the net income attributable to Canon Inc. shareholders per share computation for the nine and three months ended September 30, 2019. However, this effect is not significant and does not impact the disclosed amounts.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations. Most of the counterparties are internationally recognized financial institutions and selected by Canon taking into account their financial condition, and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables that are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales is hedged using foreign exchange contracts which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of September 30, 2019 are expected to be recognized in net sales over the next twelve months. After the adoption of ASU No. 2017-12 from the quarter beginning January 1, 2019, Canon includes the time value component in the assessment of hedge effectiveness, which had been excluded. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings and not considered hedge ineffectiveness.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to primarily offset the earnings impact related to fluctuations in foreign currency exchange rates associated with certain assets denominated in foreign currencies. Although these foreign exchange contracts have not been designated as hedges as required in order to apply hedge accounting, the contracts are effective from an economic perspective. The changes in the fair value of these contracts are recorded in earnings immediately.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Derivatives and Hedging Activities (continued)

Contract amounts of foreign exchange contracts at September 30, 2019 and December 31, 2018 are set forth below:

	Millions of yen
	September 30, 2019	December 31, 2018

To sell foreign currencies	218,198	230,505
To buy foreign currencies	36,069	30,816

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at September 30, 2019 and December 31, 2018.

Derivatives designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		September 30, 2019	December 31, 2018
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	15	521
Liabilities:
Foreign exchange contracts	Other current liabilities	791	323

Derivatives not designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		September 30, 2019	December 31, 2018
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	1,255	2,622

Liabilities:
Foreign exchange contracts	Other current liabilities	942	443

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the nine and three months ended September 30, 2019 and 2018.

Derivatives in cash flow hedging relationships

	Millions of yen
Nine months ended September 30, 2019	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	(631)	Net sales	(264)

	Millions of yen
Nine months ended September 30, 2018	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	(593)	Other, net	352	Other, net	(482)

	Millions of yen
Three months ended September 30, 2019	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	(394)	Net sales	137

	Millions of yen
Three months ended September 30, 2018	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	(871)	Other, net	(426)	Other, net	(154)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income (continued)

Derivatives not designated as hedging instruments

	Millions of yen
Nine months ended September 30, 2019	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	5,127

	Millions of yen
Nine months ended September 30, 2018	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	110

	Millions of yen
Three months ended September 30, 2019	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	1,776

	Millions of yen
Three months ended September 30, 2018	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(6,158)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Lessee Accounting

Canon determines if an arrangement is a lease at the inception of each contract. Canon has operating and finance leases for various assets including office buildings, warehouses, employees’ accommodations, and vehicles. Some of Canon’s lease arrangements include options to extend, and some include options to terminate. Canon takes such options into accounts to determine the lease term when it is reasonably certain that it will exercise these options. Canon’s lease arrangements do not contain material residual value guarantees or material restrictive covenants.

As a rate implicit in the most of Canon’s leases cannot be ready determined, Canon uses the incremental borrowing rate based on the information available at commencement to determine the present values of lease payments.

Canon has lease contracts with lease and non-lease components, which are accounted for separately. Canon allocates the consideration in the lease contract to the lease and non-lease components based upon the estimated standalone prices.

Lease costs are included in cost of goods sold or selling general and administrative expense in accompanying consolidated statement of income. Supplemental income statement information is as follows:

	Millions of yen
	Nine months ended September 30, 2019	Three months ended September 30, 2019
Operating lease cost	32,572	10,061
Short-term lease cost	9,817	3,917
Other lease cost	121	27

Total lease cost	42,510	14,005

Supplemental cash flow information is as follows.

Millions of yen
Nine months ended September 30, 2019
Cash paid for amount included in the measurement of lease liabilities
Operating cash flows from operating leases	30,211

Noncash activity—Rights of use assets obtained in exchange for lease liabilities
Operating leases	23,701

The following is a schedule by year of the future minimum lease payments under operating leases at September 30, 2019.

Millions of yen
Within one year	33,057
Two years	25,430
Three years	18,535
Four years	13,575
Five years	10,199
Thereafter	20,754

Total future minimum lease payments	121,550

Less Imputed Interest	(7,064)

Total	114,486

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Commitments and Contingent Liabilities

Commitments

As of September 30, 2019, commitments outstanding for the purchase of property, plant and equipment approximated ¥34,798 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥111,137 million.

Guarantees

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits mainly for restoration made under such arrangements aggregated ¥11,466 million and ¥12,728 million at September 30, 2019 and December 31, 2018, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Canon provides guarantees for its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees for affiliates and other companies are made for their lease obligations and bank loans to ensure that those companies operate with less financial risk.

Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract terms. The contract terms are 1 year to 30 years in case of employees with housing loans, and 1 year to 5 years in case of affiliates and other companies with lease obligations and bank loans. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥3,215 million at September 30, 2019. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at September 30, 2019 were not significant.

Canon also offers assurance-type warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are based on historical experience. Changes in accrued product warranty cost for the nine months ended September 30, 2019 and 2018 are summarized as follows:

Nine months ended September 30, 2019

Millions of yen
Balance at December 31, 2018	17,318
Addition	12,887
Utilization	(12,374)
Other	(2,604)

Balance at September 30, 2019	15,227

Nine months ended September 30, 2018

Millions of yen
Balance at December 31, 2017	17,452
Addition	15,533
Utilization	(11,594)
Other	(2,251)

Balance at September 30, 2018	19,140

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Commitments and Contingent Liabilities (continued)

Legal proceedings

Canon is involved in various claims and legal actions arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, although litigation is inherently unpredictable, Canon believes that any damage amounts claimed in outstanding matters are not a meaningful indicator of Canon’s potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

(16)	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at September 30, 2019 and December 31, 2018 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The summary also excludes investments and derivative instruments which are disclosed in Note 2 and Note17, and Note13, respectively.

	Millions of yen
	September 30, 2019		December 31, 2018
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt, including current installments	(364,586)	(364,583)	(364,602)	(364,570)

The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

Canon’s long-term debt instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity. The levels are more fully described in Note 17.

Limitations of fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentrations of credit risk

At September 30, 2019 and December 31, 2018, one customer accounted for approximately 10% and 12% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(17)	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1 -	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2 -

Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 -

Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at September 30, 2019 and December 31, 2018.

	September 30, 2019
	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Assets:
Cash and cash equivalents	-	5,500	-	5,500
Investments:
Fund trusts and others	498	444	-	942
Equity securities	16,172	-	-	16,172
Prepaid expenses and other current assets:
Derivatives	-	1,270	-	1,270

Total assets	16,670	7,214	-	23,884

Liabilities:
Other current liabilities:
Derivatives	-	1,733	-	1,733

Total liabilities	-	1,733	-	1,733

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(17)	Fair Value Measurements (continued)

	December 31, 2018
	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Assets:
Cash and cash equivalents	-	70,500	-	70,500
Short-term investments:
Available-for-sale:
Corporate bonds	630	-	-	630
Investments:
Fund trusts and others	630	408	-	1,038
Equity securities	13,787	-	-	13,787
Prepaid expenses and other current assets:
Derivatives	-	3,143	-	3,143

Total assets	15,047	74,051	-	89,098

Liabilities:
Other current liabilities:
Derivatives	-	766	-	766

Total liabilities	-	766	-	766

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 cash and cash equivalents are valued based on market approach, using quoted prices for identical assets in markets that are not active.

Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

Assets and liabilities measured at fair value on a nonrecurring basis

During the nine months ended September 30, 2019 and 2018, there were no circumstances that required any significant assets or liabilities to be measured at fair value on a nonrecurring basis.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(18)	Supplemental Information

Foreign Currency Exchange Gains and Losses

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other, net of other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses were a net gain of ¥2,384 million and a net loss of ¥6,990 million for the nine months ended September 30, 2019 and 2018, respectively, and were a net gain of ¥1,622 million and a net loss of ¥7,287 million for the three months ended September 30, 2019 and 2018, respectively.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses were ¥33,369 million and ¥41,896 million for the nine months ended September 30, 2019 and 2018, respectively, and were ¥11,384 million and ¥12,345 million for the three months ended September 30, 2019 and 2018, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Shipping and Handling Costs

Shipping and handling costs totaled ¥37,570 million and ¥39,662 million for the nine months ended September 30, 2019 and 2018, respectively, and were ¥12,238 million and ¥13,369 million for the three months ended September 30, 2019 and 2018, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Components of Net Periodic Benefit Cost

Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the nine months ended September 30, 2019 and 2018 consisted of the following components:

	Millions of yen
	Nine months ended September 30, 2019	Nine months ended September 30, 2018
Service cost	28,057	29,245
Interest cost	8,391	10,646
Expected return on plan assets	(20,218)	(26,142)
Amortization of prior service credit	(8,849)	(9,786)
Amortization of actuarial loss	13,128	12,602
(Gain)loss on curtailments and settlements	(1,934)	-

	18,575	16,565

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(18)	Supplemental Information (continued)

Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the three months ended September 30, 2019 and 2018 consisted of the following components:

	Millions of yen
	Three months ended September 30, 2019	Three months ended September 30, 2018
Service cost	8,753	9,908
Interest cost	2,793	4,284
Expected return on plan assets	(6,745)	(10,143)
Amortization of prior service credit	(2,924)	(3,362)
Amortization of actuarial loss	4,278	4,947
(Gain)loss on curtailments and settlements	(299)	-

	5,856	5,634

Service cost component of net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans is included in cost of sales and operating expenses in the consolidated statements of income. The components other than the service cost component are included in other, net of other income (deductions) in the consolidated statements of income.

Cash Equivalents

Certain debt securities with original maturities of less than three months classified as available-for-sale securities of ¥5,500 million and ¥70,500 million at September 30, 2019 and December 31, 2018, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Fair value for these securities approximates their cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(19)	Segment Information

Canon operates its business in four segments: the Office Business Unit, the Imaging System Business Unit, the Medical System Business Unit, and the Industry and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

Based on the realignment of Canon’s internal reporting and management structure, from the beginning of the first quarter of 2019, Canon has reclassified certain businesses from Imaging System Business Unit to Industry and Others Business Unit. Operating results for the three months ended September 30, 2018 and the nine months ended September 30, 2018 also have been restated.

The primary products included in each segment are as follows:

Office Business Unit:	Office multifunction devices (MFDs) / Laser multifunction printers (MFPs)/ Laser printers / Digital continuous feed presses/ Digital sheet-fed presses / Wide-format printers / Document solutions

Imaging System Business Unit:

Interchangeable-lens digital cameras / Digital compact cameras /

Interchangeable lenses / Compact photo printers / Inkjet printers /

Large format inkjet printers / Commercial photo printers / Image scanners / Calculators

Medical System Business Unit:

Digital radiography systems / Diagnostic X-ray systems /

Computed tomography (CT) systems /

Magnetic resonance imaging (MRI) systems /

Diagnostic ultrasound systems / Clinical chemistry analyzers /

Ophthalmic equipment

Industry and Others Business Unit:

Semiconductor lithography equipment /

FPD (Flat panel display) lithography equipment /

Vacuum thin-film deposition equipment /

Organic LED (OLED) panel manufacturing equipment / Die bonders /
Network cameras / Digital camcorders / Digital cinema cameras /
Multimedia projectors / Broadcast equipment / Micromotors /

Handy terminals / Document scanners

The accounting policies of the segments are substantially the same as the accounting policies used in Canon’s quarterly consolidated financial statements. Canon evaluates performance of, and allocates resources to, each segment based on income before income taxes.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(19)	Segment Information (continued)

Information about operating results for each segment for the nine months ended September 30, 2019 and 2018 is as follows:

	Office	Imaging System	Medical System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)

2019:

Net sales:
External customers	1,265,143	569,410	328,145	476,069	1,063	2,639,830
Intersegment	2,112	767	355	68,983	(72,217)	–

Total	1,267,255	570,177	328,500	545,052	(71,154)	2,639,830
Operating cost and expenses	1,138,921	542,696	309,379	530,181	(3,345)	2,517,832

Operating profit	128,334	27,481	19,121	14,871	(67,809)	121,998
Other income (deductions)	4,107	1,287	335	(40)	16,525	22,214

Income before income taxes	132,441	28,768	19,456	14,831	(51,284)	144,212

2018:

Net sales:
External customers	1,333,537	682,709	319,211	558,140	–	2,893,597
Intersegment	2,192	504	180	76,351	(79,227)	–

Total	1,335,729	683,213	319,391	634,491	(79,227)	2,893,597
Operating cost and expenses	1,175,594	598,990	299,362	587,673	(11,396)	2,650,223

Operating profit	160,135	84,223	20,029	46,818	(67,831)	243,374
Other income (deductions)	6,334	3,692	483	1,670	7,377	19,556

Income before income taxes	166,469	87,915	20,512	48,488	(60,454)	262,930

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(19)	Segment Information (continued)

Information about operating results for each segment for the three months ended September 30, 2019 and 2018 is as follows:

	Office	Imaging System	Medical System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2019:
Net sales:
External customers	413,038	188,947	113,863	153,071	576	869,495
Intersegment	714	227	74	23,174	(24,189)	–

Total	413,752	189,174	113,937	176,245	(23,613)	869,495
Operating cost and expenses	373,461	179,086	104,893	173,629	(19)	831,050

Operating profit	40,291	10,088	9,044	2,616	(23,594)	38,445
Other income (deductions)	1,328	304	406	112	6,429	8,579

Income before income taxes	41,619	10,392	9,450	2,728	(17,165)	47,024

2018:
Net sales:
External customers	429,417	219,442	107,556	170,083	–	926,498
Intersegment	936	225	82	26,844	(28,087)	–

Total	430,353	219,667	107,638	196,927	(28,087)	926,498
Operating cost and expenses	382,715	196,327	99,745	186,417	(7,034)	858,170

Operating profit	47,638	23,340	7,893	10,510	(21,053)	68,328
Other income (deductions)	2,212	1,264	173	611	(5,538)	(1,278)

Income before income taxes	49,850	24,604	8,066	11,121	(26,591)	67,050

Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses. Amortization costs of identified intangible assets resulting from the purchase price allocation of Canon Medical Systems Corporation are also included in corporate expenses.

From the first quarter of 2019, Canon adopted ASU No. 2017-12, Derivatives and Hedging (Topic 815). As a result, corporate sales include gains and losses resulting from derivative financial instruments designated as cash flow hedges associated with forecasted intercompany sales. Please refer to Note 1 (c) for more detailed information about the change in the accounting standard.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(19)	Segment Information (continued)

Information about sales by product to external customers by business unit for the nine months ended September 30, 2019 and 2018 is as follows:

	Millions of yen
	Nine months ended September 30, 2019	Nine months ended September 30, 2018

Office

Monochrome copiers	195,219	207,494

Color copiers	282,033	294,961

Printers	469,432	526,357

Others	318,459	304,725

Total	1,265,143	1,333,537

Imaging System

Cameras	328,581	419,820

Inkjet printers	200,941	221,638

Others	39,888	41,251

Total	569,410	682,709

Medical System

Diagnostic equipment	328,145	319,211

Industry and Others

Lithography equipment	116,760	150,879

Others	359,309	407,261

Total	476,069	558,140

Corporate	1,063	–

Consolidated	2,639,830	2,893,597

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(19)	Segment Information (continued)

Information about sales by product to external customers by business unit for the three months ended September 30, 2019 and 2018 is as follows:

	Millions of yen
	Three months ended September 30, 2019	Three months ended September 30, 2018

Office

Monochrome copiers	62,614	67,004

Color copiers	90,572	93,983

Printers	154,280	168,574

Others	105,572	99,856

Total	413,038	429,417

Imaging System

Cameras	108,455	129,512

Inkjet printers	67,795	76,488

Others	12,697	13,442

Total	188,947	219,442

Medical System

Diagnostic equipment	113,863	107,556

Industry and Others

Lithography equipment	32,319	44,280

Others	120,752	125,803

Total	153,071	170,083

Corporate	576	–

Consolidated	869,495	926,498

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(19)	Segment Information (continued)

Information by major geographic area for the nine months ended September 30, 2019 and 2018 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
			(Millions of yen)
2019:
Net sales:	657,922	745,835	638,622	597,451	2,639,830

2018:
Net sales:	633,803	770,875	735,259	753,660	2,893,597

Information by major geographic area for the three months ended September 30, 2019 and 2018 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
			(Millions of yen)
2019:
Net sales:	227,816	249,399	199,874	192,406	869,495

2018:
Net sales:	205,349	259,314	228,652	233,183	926,498

Net sales are attributed to areas based on the location where the product is shipped to the customers.

(2)	Other Information

The Board of Directors approved an interim cash dividend at the meeting held on July 24, 2019 as below:

1. Total amount of interim cash dividends:

85,107 million yen

2. Amount of an interim cash dividend per share:

80 yen

3. Payment date:

August 26, 2019

Note:

The interim dividend was paid to registered shareholders as of June 30, 2019.